Exhibit F

NEW YORK STOCK EXCHANGE

MINUTES OF THE AUDIT COMMITTEE

APRIL 18, 2005

Attendees:

Committee:	James S. McDonald, Chairman Herbert M. Allison, Jr. Robert B. Shapiro Karl von der Heyden

O’Melveny & Myers LLP:	Walter Dellinger Spencer D. Klein

Wachtell, Lipton, Rosen & Katz:	David C. Karp

PricewaterhouseCoopers, LLP:	Robert E. Moritz Paul W. Lameo Mel Niemeyer

NYSE Staff:	Richard P. Bernard

Chairman MacDonald called the meeting to order at 5:00 p.m., with Messrs. Allison and von der Heyden present in person. Mr. Shapiro was present at and participated in the meeting by means of a conference telephone. Mr. David C. Karp, partner, Wachtell, Lipton, Rosen & Katz, counsel to the Exchange, Mr. Walter Dellinger and Mr. Spencer Klein from O’Melveny & Myers, counsel to the Board, and Messr. Moritz, Lameo and Niemeyer of PricewaterhouseCoopers, LLP (“PwC”), were also present. Mr. Bernard, Executive Vice President and General Counsel, was present from the Exchange staff.

The Committee met to consider the engagement of PwC, currently the Exchange’s independent auditor, to assist in the proposed merger of the Exchange and Archipelago Holdings, Inc. (the “Proposed Merger”), audit the financials and otherwise verify data submitted by Archipelago and its agents, to be used by Lazard Ltd. in valuing the Proposed Merger. The Audit Committee discussed PwC’s relationship with the Exchange and determined that there was no apparent conflict nor material issue that would preclude the Exchange’s retention of PwC’s services in connection with the Proposed Merger.

On motion duly made, seconded and carried, the Committee approved the Exchange’s engagement of PwC to assist in the Proposed Merger.

The meeting adjourned at 5:10 p.m.

/s/ RICHARD P. BERNARD
Richard P. Bernard, Acting Secretary

NEW YORK STOCK EXCHANGE

MINUTES OF THE AUDIT COMMITTEE

APRIL 20, 2005

Attendees:

Committee:	James S. McDonald, Chairman Herbert M. Allison, Jr. Robert B. Shapiro Karl von der Heyden

O’Melveny & Myers LLP:	Walter Dellinger Spencer D. Klein

Wachtell, Lipton, Rosen & Katz:	David C. Karp

NYSE Staff:	Richard P. Bernard

Chairman MacDonald called the meeting to order at 1:50 p.m., with Messrs. Shapiro and von der Heyden present in person. Mr. Allison was present at and participated in the meeting by means of a conference telephone. Mr. David C. Karp, partner, Wachtell, Lipton, Rosen & Katz, counsel to the Exchange, Mr. Walter Dellinger and Mr. Spencer Klein from O’Melveny & Myers, counsel to the Board, and Mr. Bernard, the Exchange’s Executive Vice President and General Counsel, were also present.

Mr. Bernard addressed the Committee regarding a letter, dated April 20, 2005, from Ernst & Young LLP (“E&Y”), a firm that performs non-audit advisory services for the Exchange pertaining to the Exchange’s compliance with Section 404 of the provisions of the Sarbanes-Oxley Act of 2002. A copy of the letter was before the Committee. The letter notified the Exchange of Archipelago Holdings, Inc.’s desire to engage E&Y to provide transaction advisory services and perform due diligence procedures in connection with the proposed merger of the Exchange and Archipelago and sought the Exchange’s waiver of any claim that the Exchange might otherwise have based on any conflict arising out of E&Y’s work for either of the parties. (The Official Minute Book shall include a copy of the E&Y letter.)

The Committee discussed the nature of the services that E&Y provided to the Exchange and the proposed services that E&Y would provide to Archipelago.

On motion duly made, seconded and carried, the Committee acknowledged its review of the letter and authorized Amy S. Butte, Executive Vice President and Chief Financial Officer, to execute the letter on behalf of the Exchange.

The meeting adjourned at 1:54 p.m.

Respectfully submitted,

/s/ RICHARD P. BERNARD
Richard P. Bernard, Acting Secretary

[Letterhead of Ernst & Young LLP]

April 20, 2005

Archipelago Holdings, Inc.

100 South Wacker Drive

Chicago, IL 60606

New York Stock Exchange, Inc.

11 Wall Street

New York, NY 10005

Gentlemen:

Archipelago Holdings, Inc. wishes to engage Ernst & Young LLP (“E&Y”) to provide transaction advisory services and perform due diligence procedures in connection with the proposed merger (the “Transaction”) of Archipelago Holdings, Inc. with the New York Stock Exchange, Inc.. As you are aware, E&Y has and does perform non-audit advisory services for the New York Stock Exchange, Inc.

We ask that Archipelago Holdings, Inc. and the New York Stock Exchange, Inc. execute the enclosed duplicate original of this letter where indicated below to confirm that (1) it (including members of its audit committee, if required) has had the opportunity to discuss the scope of E&Y’s services in connection with the Transaction with members of E&Y, and it is aware that E&Y performs professional services for the New York Stock Exchange, Inc.; (2) E&Y will provide the professional services described above to Archipelago Holdings, Inc. in connection with the Transaction; and (3) it waives any claim it might otherwise have against E&Y to the extent based on any conflict, real or perceived, arising out of E&Y’s performance of any of the services described above for either of them or on their behalf under these circumstances. In addition, Archipelago Holdings, Inc. further confirms that its Audit Committee chair is aware of the potential conflict situation and, if required by the Audit Committee’s policies and procedures, has reviewed and approved the waiver granted hereby in connection with its approval of the services to be provided by E&Y in connection with the Transaction.

E&Y confirms that members of its engagement team serving Archipelago Holdings, Inc. in connection with the Transaction will not perform services for the New York Stock Exchange, Inc. during the period April 11, 2005 through the closing or cessation of the Transaction without the prior written consent of the New York Stock Exchange, Inc. and Archipelago Holdings, Inc. E&Y further confirms that, except as otherwise agreed in writing by Archipelago Holdings, Inc. and the New York Stock Exchange, Inc., confidential or privileged information in the possession of each such engagement team will remain confidential to the client served by that engagement team in accordance with applicable professional standards. Archipelago Holdings, Inc. waives any claim it may have against E&Y based on any inability to obtain access to the confidential information of the other.

[Logo Ernst & Young LLP]

If the scope or nature of the services being provided to Archipelago Holdings, Inc. in connection with the Transaction materially changes or expands, E&Y will so inform both of them and seek a further waiver relating to such services.

Please return the enclosed duplicate original of this letter to Kevin Kispert, Ernst & Young LLP, 5 Times Square, New York, NY 10036, along with a faxed copy at 212-773-2933 once it has been executed.

Sincerely,

/s/ Ernst & Young LLP

Enclosures

Archipelago Holdings, Inc.

By
Name:	Nelson Chai
Title:	Chief Financial Officer

New York Stock Exchange, Inc.

By	/s/ AMY BUTTE
Name:	Amy Butte
Title:	Chief Financial Officer